May 8, 2025

Parag Vora
Portfolio Manager
HG Vora Capital Management, LLC
330 Madison Avenue, 21st Floor
New York, NY 10017

       Re: PENN Entertainment, Inc.
           PRRN14A filed May 7, 2025 by Parag Vora et al.
           File No. 000-24206
Dear Parag Vora:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRRN14A filed May 7, 2025
General

1. Refer to your disclosure on the first page of your preliminary proxy statement that
          [d]espite the Company naming Mr. Hartnett and Mr. Ruisanchez in its definitive
       proxy statement, in light of the Company   s eleventh-hour switch
regarding its
       intended nominees, there can be no assurances that either of Mr. Hartnett or Mr.
       Ruisanchez will in fact be the Company   s nominees for election to the
Board at the
       Annual Meeting.    The same disclosure appears on page 25. Please revise
to remove
       the implication that, even if Mr. Hartnett and Mr. Ruisanchez will serve as nominees, the Company could use its discretionary authority to nominate a different nominee.
2. We note that your proxy card presents Mr. Hartnett and Mr. Ruisanchez under the title
          HG VORA   S NOMINEES.    For clarity, please revise the title to
present such
       nominees as nominees of both HG Vora and the Company.
 May 8, 2025
Page 2
Questions and Answers Relating to this Proxy Solicitation, page 16

3.     Your disclosure indicates that    under the current circumstances of a
contested
       election, none of the proposals are considered    routine    and,
accordingly, if you are a
       beneficial owner holding shares of Common Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock on any proposal without
       receiving instructions from you.    We note, however, that the Company
s proxy
       statement indicates that Proposal 2, the ratification of the selection of
       PricewaterhouseCoopers LLP as the Company   s independent registered
public
       accounting firm, is considered routine, without qualification. Please revise your disclosure accordingly, or provide support for your assertion that brokers, in the circumstances you describe, will not be permitted to vote shares of Common Stock on the auditor ratification proposal without receiving instructions from shareholders.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions